UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 001-31410

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE RESTATED COTT USA 401(K)

SAVINGS & RETIREMENT PLAN

5519 West Idlewild Avenue

Tampa, FL 33634

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

6525 Viscount Road Mississauga, Ontario, Canada	5519 West Idlewild Avenue Tampa, FL 33634

The Restated Cott USA 401(K) Savings & Retirement Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Restated Cott USA 401(k) Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our auditing procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Clearwater, Florida

June 24, 2016

The Restated Cott USA 401(K) Savings & Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value:
Mutual funds	$85,985,694	$86,222,140
Money market fund	—	63,600
Cott Corporation common stock	—	2,096,054
Stable value fund	12,181,269	12,090,943

Total investments, at fair value	98,166,963	100,472,737

Receivables:
Employer contributions	622,330	—
Notes receivable from participants	4,608,353	5,102,137

Total receivables	5,230,683	5,102,137

Total assets	103,397,646	105,574,874

Liabilities
Excess contributions payable to participants	106,863	119,750

Net assets available for benefits	$103,290,783	$105,455,124

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(K) Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For The Years Ended December 31, 2015 and December 31, 2014

	2015	2014
Additions to net assets attributed to
Participant contributions	$6,042,688	$5,456,355
Employer contributions	1,181,574	205,895
Rollover contributions and other deposits	719,148	495,159
Investment income	1,559,918	2,079,198
Interest income on notes receivable from participants	199,520	210,310
Net appreciation in fair value of investments	—	3,616,570

Total additions	9,702,848	12,063,487

Deductions from net assets attributed to
Benefits paid to participants	10,022,324	10,542,575
Net depreciation in fair value of investments	1,626,240	—
Administrative costs	218,625	204,129

Total deductions	11,867,189	10,746,704

Net (decrease) increase in net assets available for benefits	(2,164,341)	1,316,783
Net assets available for benefits
Beginning of year	105,455,124	104,138,341

End of year	$103,290,783	$105,455,124

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(K) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 1. Description of Plan

General

The following description of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all full-time employees 18 years or older who have completed 90 days of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.), a wholly-owned subsidiary of Cott Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the IRC, as added by the Pension Protection Act of 2006, except with respect to certain union employees. The QACA is a safe-harbor plan design that allows the Plan to automatically satisfy the ADP and ACP tests.

Effective January 1, 2014, the Plan was amended to no longer constitute a safe-harbor QACA, pursuant to Section 401(k)(13) of the IRC and the regulations made thereunder.

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions, fund transfers and participant loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Voting Rights

Each participant was entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and was notified by the Trustee prior to the time that such rights were to be exercised. If a participant failed to provide direction as to voting their shares on any issue, John Hancock Trust Company LLC (formerly New York Life Trust Company), the trustee, voted the shares as directed by the Plan Administrator.

Contributions

Participation in the Plan is voluntary. All participants are entitled to elect employee contributions to be on a pre-tax basis or as a Roth 401(k) contribution, subject to certain limitations under the IRC. Active participants can contribute up to 90% of earnings, to a maximum of $18,000 for 2015 and $17,500 for 2014 to the Plan in the form of basic contributions. Contributions in excess of those allowed by IRC Section 401(k)(3) are reflected as excess participant contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan has been established under Section 401 of the IRC. Therefore, employee contributions, except for Roth 401(k) contributions, are not subject to Federal income withholding tax, but are taxable when withdrawn from the Plan.

Effective July 1, 2015, the Plan was amended to change the Company matching contribution to eligible employees of the Plan to be 100% of elective deferrals up to the first 1% of the participant’s eligible compensation, and provide a discretionary matching contribution equal to a percentage of a participant’s eligible compensation to be determined by the Board of Directors of the Company. For the period from July 1, 2015 through December 31, 2015, the Company made a matching contribution to eligible employees of the Plan of 100% on elective deferrals up to the first 1% of the participant’s eligible compensation, and a discretionary matching contribution of 50% on elective deferrals up to the next 4% of the participant’s eligible compensation. There was no matching contribution or discretionary matching contribution made by the Company for the year ended December 31, 2014. For the years ended December 31, 2015 and 2014, respectively, the Company matched up to 3% on the first 3% of participant eligible compensation of San Bernardino union employees. Non-matching Company contributions may be made at the discretion of the Board of Directors of the Company. The Company elected not to make any non-matching contributions for the years ended December 31, 2015 and 2014, respectively.

The Company, at its discretion, may make additional discretionary profit sharing contributions to San Bernardino union employees. Discretionary profit sharing contributions were approximately $78,000 and $77,000 during the years ended December 31, 2015 and 2014, respectively.

Investment in Cott Corporation common stock was optional for Plan participants. During 2015, the Company’s common stock was eliminated as an investment option of the Plan and all participant investments in the Company common stock were liquidated and proceeds were allocated to remaining Plan investment options as directed by the participant.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. A participant whose account balance includes amounts transferred from the San Bernardino Plan or the St. Louis Plan as a result of the merger of such plans into the Plan shall vest in the participant’s share of matching contributions, discretionary matching contributions and profit sharing contributions and earnings and losses thereon in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

All other participants whose account balances do not include amounts transferred from the San Bernardino Plan or the St. Louis Plan shall vest in the participant’s share of matching contributions, discretionary matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the plan prior to January 1, 2008 in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

All other participants whose account balances do not include amounts transferred from the San Bernardino Plan or the St. Louis Plan shall vest in the participant’s share of matching contributions, discretionary matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the plan on or after January 1, 2008 in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Investment Options

At December 31, 2015, the Plan provided participants with twenty-two mutual funds and one stable value fund as investment options in which to invest their contributions.

Notes Receivable from Participants

Participants may borrow from their accounts up to a maximum of the lesser of $50,000, or 50% of their account balance. The term of the loan shall not exceed 5 years except for loans to purchase a primary residence, in which case the term of the loan shall not exceed 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1% as of the date of loan origination. Principal and interest is paid rateably through payroll deductions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed in several methods as elected by the participant or, when applicable, the participant’s beneficiary. The methods of distribution include single lump-sum payments; or provided the participant’s vested account exceeds $5,000, in periodic monthly, quarterly or annual installments; or in periodic partial-sum payments, in accordance with non-discriminatory and objective standards and procedures consistently applied by the administrator; or to the extent the participant’s vested account is invested in employer securities, in a single payment in the form of whole shares of stock, with any fractional shares, and the cash and cash equivalent portions of the underlying unitized stock account, being distributed in cash.

Forfeitures

Forfeited nonvested amounts at December 31, 2015 and 2014 were $6,421 and $2,175, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $12,417 and $53,843 for the years ended December 31, 2015 and 2014, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell our asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3 to Financial Statements).

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments.

Contributions

Participant and employer matching contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

Benefit Payments

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued and unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative costs and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value (“NAV”) per share practical expedient in Accounting Standards Codification 820 (“ASC 820”). It also eliminates certain disclosures for investments eligible to be measured at fair value using the NAV practical expedient. The amendments are effective for fiscal years beginning after December 15, 2015, with early adoption permitted and retrospective application required. The Plan has elected to early adopt the amendments of this new standard. Accordingly, the standard was retrospectively applied.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965)—I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient” (“ASU 2015-12”). Only Parts I and II of ASU 2015-12 are applicable to the Plan. Part I eliminates the requirements to measure the fair value of fully-benefit responsive investment contracts (“FBRICs”) and provide certain disclosures. Part I also clarifies that indirect investments in FBRICs through investment companies, such as stable value common/collective trust funds, are not included in the scope of the FBRICs guidance because these type of investments typically qualify for measuring fair value at the NAV practical expedient. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Part III is not applicable to the Plan. The amendments are effective for fiscal years beginning after December 15, 2015, with early application permitted and retrospective application required. The Plan has elected to early adopt the amendments of Part I and II of this new standard. As a result of the retroactive application of Parts I and II, the Statements of Net Assets Available for Benefits have been retrospectively adjusted to report the stable value fund (see Note 4 to Financial Statements) at the NAV practical expedient within Investments, at fair value and remove the Adjustment from fair value to contract value for FBRICs. The adoption and retroactive application of Part I and II of this new standard had no effect on the previously reported net assets available for benefits on the Statement of Net Assets Available for Benefits at December 31, 2014. Additionally, these Notes to Financial Statements have been retrospectively adjusted to reflect the simplifications permitted by ASU 2015-12.

Note 3. Fair Value Measurements

ASC 820, “Fair Value Measurement”, defines fair value as the exchange prices that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

Additionally, ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used during 2015 and 2014.

•	Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and as such are generally categorized as Level 1.

•	Mutual Funds and Money Market Fund: Valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the NAV of the shares held by the Plan and as such are generally categorized as Level 1.

•	Stable Value Fund: Value based on the fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4 to Financial Statements).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014, respectively. There have been no changes in methodologies used at December 31, 2015 and 2014.

		Assets at Fair Value as of December 31, 2015
		Level 1	Level 2	Level 3	Total
Mutual fund investments		$85,985,694	—	—	$85,985,694

Total assets in the fair value hierarchy		85,985,694	—	—	85,985,694

Investments measured at net asset value	[1]	—	—	—	12,181,269

Investments at fair value		$85,985,694	$—	$—	$98,166,963

		Assets at Fair Value as of December 31, 2014
		Level 1	Level 2	Level 3	Total
Mutual fund investments		$86,222,140	$—	$—	$86,222,140
Money market fund investment		63,600	—	—	63,600
Cott Corporation common stock		2,096,054	—	—	2,096,054

Total assets in the fair value hierarchy		88,381,794	—	—	88,381,794

Investments measured at net asset value	[1]	–	—	—	12,090,943

Investments at fair value		$88,381,794	$—	$—	$100,472,737

1.	In accordance with ASC 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following tables summarize investments for which fair value is measured using NAV per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable value fund	$12,181,269	N/A	Daily	30-60 Days

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable value fund	$12,090,943	N/A	Daily	30-60 Days

Note 4. Stable Value Fund

Effective February 3, 2014, the Plan provided the New York Life Guaranteed Interest Account (“GIA”), a stable value fund managed by New York Life Trust Company (“NYLTC”), as an investment option to participants of the Plan. The GIA is a group annuity contract which consists of a broadly diversified fixed income portfolio within New York Life Insurance Company’s (“NYLIC”) general account and is intended to provide a stable crediting rate consistent with preservation of principal. Interest is accrued daily and credited monthly to the GIA and reflects the crediting rate declared in advance and guaranteed by NYLIC.

The key factors that impact the crediting rate under the group annuity contract are the timing and magnitude of the cash flows in and out of the general account as well as prevailing market rates on fixed income assets available for investment by the general account. The interest crediting rate may not be reset more frequently than semi-annually after the first contract year. The crediting rate is subject to a minimum rate provision as provided in the group annuity contract, but may never fall below 1% after deduction for any expenses. Participant-initiated transactions are permitted on a daily basis.

The group annuity contract provides that, subject to certain limitations, withdrawals for benefit payments at death, retirement, disability, termination of employment, and for loans, hardship withdrawals or in-service withdrawals as permitted by the Plan are completed at contract value. Certain distributions, including but not limited to distributions resulting from employer-initiated events such as Plan termination, merger, spin-off, and early retirement incentives may be completed subject to a market value adjustment, however the Plan Administrator deems these employer-initiated events are not probable to occur.

The group annuity contract may be terminated by the contract holder at any time, provided written notice of terminations is received by NYLTC at least 30 days but not more than 60 days prior to the intended termination date. At contract termination, the Plan may elect to receive either an immediate lump sum distribution subject to a market value adjustment or receive a contract value distribution in 6 annual installments over a period of 5 years.

Note 5. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 7, 2010, that the Plan, and the related trust, are designed in accordance with the applicable sections of the IRC and therefore, the Plan is qualified and the related trust is tax exempt under the applicable sections of the IRC. The Plan has adopted amendments since receiving the determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 6. Related-Party Transactions

Fees paid by the Plan for trustee management services amounted to $190,625 and $160,129 for the years ended December 31, 2015 and 2014, respectively. Fees paid by the Plan for auditing services amounted to $28,000 and $44,000 for the years ended December 31, 2015 and 2014, respectively. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statements of Changes in Net Assets Available for Benefits.

The Plan’s investments included shares of Cott Corporation common stock and therefore these transactions qualify as party-in-interest transactions. Shares of Cott Corporation common stock purchased by the Plan during 2015 and 2014 were 7,060 and 15,880, respectively. Shares of Cott Corporation common stock sold by the Plan during 2015 and 2014 were 310,947 and 20,350, respectively. Additionally, loans to participants qualify as party-in-interest transactions.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, which was prepared on a cash basis, as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$103,290,783	$105,455,124
Less: Employer contributions receivable to participants	(622,330)	—
Plus: Excess contributions payable to participants	106,863	119,750

Net assets available for benefits per Form 5500	$102,775,316	$105,574,874

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Participant contributions per the financial statements	$6,042,688	$5,456,355
Less: Prior year excess contributions payable to participants	(119,750)	(1,857)
Plus: Current year excess contributions payable to participants	106,863	119,750

Participant contributions per Form 5500	$6,029,801	$5,574,248

The following is a reconciliation of net (decrease) increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Net (decrease) increase in net assets available for benefits per the financial statements	$(2,164,341)	$1,316,783
Less: Employer contributions receivable to participants	(622,330)	—
Less: Prior year excess contributions payable to participants	(119,750)	(1,857)
Plus: Current year excess contributions payable to participants	106,863	119,750

Net (loss) income per Form 5500	$(2,799,558)	$1,434,676

The Restated Cott USA 401(K) Savings & Retirement Plan

EIN #58-1947565 Plan #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
*	New York Life Guaranteed Interest Account	Stable Value Fund	N/A	$12,181,269
	JP Morgan Core Bond Fund A	Mutual Fund	N/A	1,892,930
	Templeton Global Bond Fund Adv	Mutual Fund	N/A	855,367
	Western Asset Core Plus Bond A	Mutual Fund	N/A	677,850
	JP Morgan SmartRet 2015 Fund A	Mutual Fund	N/A	4,280,939
	JP Morgan SmartRet 2020 Fund A	Mutual Fund	N/A	11,598,628
	JP Morgan SmartRet 2025 Fund A	Mutual Fund	N/A	15,607,718
	JP Morgan SmartRet 2030 Fund A	Mutual Fund	N/A	11,528,981
	JP Morgan SmartRet 2035 Fund A	Mutual Fund	N/A	10,377,116
	JP Morgan SmartRet 2040 Fund A	Mutual Fund	N/A	6,962,665
	JP Morgan SmartRet 2045 Fund A	Mutual Fund	N/A	3,090,064
	JP Morgan SmartRet 2050 Fund A	Mutual Fund	N/A	2,430,989
	JP Morgan SmartRet Income A	Mutual Fund	N/A	1,722,985
	RidgeWorth Midcap Value Equity I	Mutual Fund	N/A	864,902
	Vanguard 500 Index Fund Admiral	Mutual Fund	N/A	4,195,243
	Invesco Small Cap Value Y	Mutual Fund	N/A	1,834,820
	Mainstay ICAP Select Equity I	Mutual Fund	N/A	1,167,641
	Mainstay Large Cap Growth I	Mutual Fund	N/A	1,478,669
	Pru Jennison Small Company Z	Mutual Fund	N/A	853,106
	Vanguard Extended Market Index Fund Adm	Mutual Fund	N/A	798,148
	Vanguard Mid Cap Growth (Inv)	Mutual Fund	N/A	901,987
	American EuroPacific Growth R3	Mutual Fund	N/A	1,711,584
	Oppenheimer Dev Markets Fund Y	Mutual Fund	N/A	1,153,362
*	Participant Loans***	Interest rates of 4.25% to 9.25%	N/A	4,608,353

				$102,775,316

* Party-in-interest as defined by ERISA.

** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.

*** Participant loans have maturity dates ranging from 2016 to 2030.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Restated Cott USA

401(k) Savings & Retirement Plan

Date: June 24, 2016	/s/ Michael Creamer
Michael Creamer
Corporate Vice President, Human Resources
Cott Corporation

Exhibit Index

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.